Exhibit 99.1

NEWS RELEASE

News Release 2006-19		September 13, 2006

Queenstake Continues to Expand Gold Mineralization at SSX and Steer Mines

Denver, Colorado – September 13, 2006 – Queenstake Resources Ltd. (TSX:QRL, AMEX:QEE) reported that recent underground drilling at the SSX Mine at the Jerritt Canyon operations in Northeastern Nevada continued to identify high-grade gold mineralization, the most significant of which included intersections of 35 feet grading 0.628 ounce of gold per ton (opt) or 10.7 meters grading 22 grams of gold per tonne (gpt) in Zone 2 and 15 feet of 0.658 opt (4.6 meters of 23 gpt) in Zone 6.

In addition, drilling from underground platforms along the prospective connecting corridor between the SSX and Steer mines in Zone 7 intercepted 50 feet of 0.369 opt (15.2 meters of 13 gpt) and 40 feet of 0.412 opt (12.2 meters of 14 gpt). This mineralization is expected to provide additions to the estimated mineral resource at the Steer Mine. Production from the SSX and Steer mines are managed and reported as part of the SSX-Steer Complex.

Commenting on the exploration results, President and Chief Executive Officer Dorian L. (Dusty) Nicol said, “The continuing positive exploration results from the near-mine exploration program reinforces our belief that we can achieve our goal of replacing gold reserves, net of production, and increasing our resources at Jerritt Canyon at year-end 2006. These areas referred to above are near production drifts and have good potential for discovery of resource additions in the future. Key targets include Zones 5 and 6 along the South Boundary Fault trend at SSX and along the connecting drift between the SSX and Steer mines.”

The extensions of the newly identified mineralization from results highlighted in this news release are open along strike. The SSX Mine started gold production in 1997 in Zone 2 of the South Boundary Fault trend. This northwest trend is now known to extend for approximately 7,500 feet (2,286 meters), intersected by several northeast mineralized faults, and is generally open in the northwest and southeast directions. The South Boundary Fault trend remains one of the best target areas for gold resource additions.

All results highlighted in this news release are located outside of the Company’s year-end 2005 mineral resource estimate boundary. (Refer to the Appendix Map 1 showing the selected drill results at the SSX-Steer Complex.) These results will be incorporated in new mine models that will be used in the estimation of mineral reserves and resources(1) for year-end 2006. The data in the table below report drill intercepts of 10 feet or more at a grade of 0.225 opt or higher (>3 meters of approximately 8 gpt).

Underground reverse circulation(2) and core(2) drilling results highlighted in this news release were part of the near-mine exploration program(3) conducted at the SSX and Steer mines this past summer. The program completed 140 reverse circulation drill holes totaling 33,538 feet (10,222 meters) drilled and 27 core holes totaling 13,348 feet (4,069 meters).

Table 1: SSX-Steer Complex Significant Results(4), (5)

Hole #	From (feet)	To (feet)	Length (feet)	Grade (opt)	Drill Type
SX-995	385	420	35	0.628	Core
SX-997	380	395	15	0.610	Core
SR-080	365	380	15	0.365	Core
Z50743	15	60	45	0.225	RC
Z50750	0	15	15	0.431	RC
Z50837	0	50	50	0.330	RC
Z50838	25	50	25	0.496	RC
Z60397	90	115	25	0.435	RC
Z60403	120	135	15	0.658	RC
Z70301	120	145	25	0.318	RC
and	185	210	25	0.253	RC
Z70305	140	190	50	0.369	RC
Z70306	145	160	15	0.354	RC
Z70307	45	60	15	0.354	RC
and	75	100	25	0.225	RC
Z70310	90	110	20	0.274	RC
SR-082	395	455	60	0.275	Core
SR-087	310	350	40	0.412	Core

Queenstake Resources Ltd. is a gold mining and exploration company based in Denver, Colorado.  Its principal asset is the wholly owned Jerritt Canyon gold operations in Nevada.

Jerritt Canyon has produced over 7.5 million ounces of gold from open pit and underground mines since 1981. Current production at the property is from underground mines.  The Jerritt Canyon District, which comprises 119 square miles (308 square kilometers) of geologically prospective ground controlled by Queenstake, represents one of the largest contiguous exploration properties in Nevada.

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Notes:

(1) Mineral “resources” or “resource” used in this news release are as defined in National Instrument 43-101 of the Canadian Securities Administrators and are not terms recognized or defined by the U.S. Securities and Exchange Commission (SEC). Mineral resources are not reserves and do not have demonstrated economic viability.  For further information, please refer to the risk factors and definitions of mineral reserves and resources in the Company’s filings on SEDAR and with the SEC on the Company’s website, www.queenstake.com. The Qualified Person for the technical information contained in this news release is Mr. Dorian L. (Dusty) Nicol, President and Chief Executive Officer of Queenstake.

(2) Underground drilling uses either core or reverse circulation (RC) methods for near-mine exploration programs at Jerritt Canyon. Reverse circulation drilling has demonstrated accuracy in ore control definition drilling and for resource conversion at Jerritt Canyon’s mines. However, reverse circulation drilling can result in a lower degree of confidence and less geologic information than core drilling.

(3) A complete data set, from which the drill results highlighted in this news release were selected, is available as an Appendix to this news release under the Investor Information/News section on the Company’s website, www.queenstake.com.

(4) Results presented in this news release were analyzed using standard fire assay techniques at the Company’s Jerritt Canyon laboratory. Intercepts are reported as drilled and are not necessarily “true widths,” which have not yet been calculated.

(5) A description of the geology, sampling procedures and the Company’s laboratory Quality Assurance/Quality Control procedures are described in the Company’s National Instrument 43-101 Technical Report filed on SEDAR on May 4, 2006. This report is available under Investor Information/Financial Information/SEDAR filings at www.queenstake.com or at www.sedar.com under the Company’s name.

For further information call:
Wendy Yang, 303-297-1557 or  800-276-6070
Email – info@queenstake.com
Web – www.queenstake.com

Cautionary Statement – This news release contains “Forward-Looking Statements” within the meaning of applicable Canadian securities legislation and Section 21E of the United States Securities Exchange Act of 1934, as amended and the Private Securities Litigation Reform Act of 1995.  All statements, other than statements of historical fact, included in this release, and Queenstake’s future plans are forward-looking statements that involve various risks and uncertainties. Such forward-looking statements include, without limitation, (i) estimates and projections of mineral reserves and resources, (ii) estimates and opinions regarding geologic and mineralization interpretation, (iii) timing of project advancement and (iv) timing of commencement of production from a deposit. There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements, in particular the estimates do not include input cost increases that could occur in future. Forward-looking statements are based on the estimates and opinions of management on the date the statements are made, and Queenstake does not undertake any obligation to update forward-looking statements should conditions or management’s estimates or opinions change. Forward-looking statements are subject to risks, uncertainties and other factors, including gold and other commodity price volatility, political and operational risks, which are described in the Company’s 2005 Annual Information Form filed on SEDAR and 2005 Annual Report on Form 40-F on file with the Securities and Exchange Commission as well as the Company’s other regulatory filings.

APPENDIX Map 1: SSX-Steer Complex